UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2008

Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of registrant’s name into English)

Constituyentes 1154, Piso 7

Col. Lomas Altas, México D.F. 11950

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-_______________.

INVITATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

By agreement of the Board of Directors at the meeting held on the 18th of February of 2008, the shareholders of GRUPO RADIO CENTRO, S.A.B. DE C.V., are hereby called to the annual ordinary general shareholders’ meeting that will be held at 10:00 A.M. on the 6th of March of 2008, at the corporation’s headquarters located at Constituyentes 1154, Colonia Lomas Altas, 11950 México, D.F., to discuss the items contained in the following agenda:

MEETING AGENDA

I.

Presentation of: (i) the annual reports of the Audit Committee and Corporate Practices Committee throughout the fiscal year ending December 31st, 2007, (ii) the report of the CEO prepared according to Article 172 of the Mexican Companies Law, accompanied by the report of the external auditor for same period, and (iii) the opinion of the Board of Directors regarding the content of the CEO's report and the report on the operations and activities in which the CEO would intervene according to the provisions of the Mexican Securities Market Law, including the report pursuant to Article 172, subsection b) of the Mexican Companies Law, which contains the principal policies and accounting criteria used in the preparation of financial information, also including the audited individual and consolidated financial statements of Grupo Radio Centro, S.A.B. de C.V., and of its subsidiaries Inmobiliaria Radio Centro, S.A. de C.V., Radio Centro Publicidad, S.A. de C.V., Universal de Muebles e Inmuebles, S.A. de C.V., GRC Publicidad, S.A. de C.V. y GRC Medios, S.A. de C.V., as of 31st of December of 2007; and discussion and approval of resolutions, if the case may be.

II.	Report regarding the fulfillment of the fiscal obligations of Grupo Radio Centro, S.A.B. de C.V., in accordance with the requirements of Article 86, section XX, of the Mexican Income Tax Law.

III.	Resolution regarding the results of operations, including the payment of dividends, and its discussion and approval, if the case may be.

IV.

Waiver, appointment, and/or ratification of the permanent members and alternates of the Board of Directors, its president, secretary and substitute secretary, with prior determination as to the member’s independence. Waiver, appointment and/or ratification of the members of the Executive Committee, Audit Committee and the Corporate Practices Committee, including the presidents of the Audit Committee and the Corporate Practices Committee. Fixation of additional wages.

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V.	Appointment of delegates that fulfill and formalize the resolutions adopted at the assembly.

For purposes of determining shareholders of record, the corporation will recognize as shareholders only those people whose names are inscribed in the shareholder registry, or who prove their status as shareholders by complying with the stipulations of Article 290 of the Mexican Securities Market Law. Regarding shares deposited with S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, in addition to the evidence of deposit, a list containing the name and address of the owners of shares and the quantity of shares of each owner must be provided. The representation or the ownership of the shares should be proven at the moment the corresponding admission card is solicited, during normal business days and hours, no later than 3 calendar days before the date the assembly is held, at the corporation’s offices located at Avenida Constituyentes 1154, 7th floor, Colonia Lomas Altas, 11950 México, D.F. (to the attention of either Lic. Alvaro Fajardo de la Mora or Lic. Adolfo Acosta Noriega). All shareholders may be represented at the assembly by an agent appointed by means of a proxy form, as will be described at a later date. For the purposes of the stipulations of Section III of Article 49 of the Mexican Securities Market Law, it is stated that proxy forms, through which shareholders and market intermediaries can accredit their representation to the assembly, can be found at the offices of the corporation. From the date of publication of this Invitation forward, the documents that state the items brought forth in the Meeting Agenda will be at the shareholders' disposition, during normal business days and hours, at the address of the aforementioned corporation.

Mexico, Distrito Federal, 19th of February of 2008

Alejandro Sepúlveda de la Fuente

Secretary of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2008

GRUPO RADIO CENTRO, S.A.B. DE C.V.

By:	/s/ Pedro Beltrán Nasr
Name:	Pedro Beltrán Nasr
Title:	Chief Financial Officer